UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2021

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI SHORT FORM ANNOUNCEMENT FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2020

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

2020 Preliminary Results Short Form Announcement
Johannesburg, 22 February 2021 - AngloGold Ashanti is pleased to provide its financial and operational update for the six-months and year ended 31 December 2020.

•Added Ore Reserve of 6.1Moz on a gross basis, 2.6Moz on a net basis, for a net increase of 10% year-on-year - reserve life ∧ increased to about 11 years
•Free cash flow increased 485% year-on-year to $743m in 2020 – excluding asset sale proceeds – from $127m in 2019
•Free cash flow before growth capital up 124% year-on-year to $1,003m in 2020, from $448m in 2019
•Net cash inflow from operating activities increased 58% to $1,654m in 2020, from $1,047m in 2019
•Achieved 2020 full year guidance: Production of 3.047Moz in 2020, which includes COVID-19 impacts estimated at 140,000oz
•All-in sustaining costs (AISC) margin from continuing operations rose to 40% in 2020, from 28% in 2019
•Profit from continuing operations increased 160% year-on-year to $946m in 2020, from $364m in 2019
•Adjusted EBITDA up 50% year-on-year to $2,593m in 2020, from $1,723m in 2019; highest since 2012
•Dividend increased more than fivefold to 48 US cents per share in 2020, from 9 US cents per share in 2019
•Adjusted net debt from continuing operations down by 62% year-on-year to $597m in 2020, from $1,581m in 2019; lowest in the last ten years
•Regrettably one fatality during H2 2020; 6 fatalities in total for 2020; All-injury frequency rate (AIFR) improved by 28% to 2.39 injuries / million hours worked

		Six months	Six months		Year	Year
		ended	ended		ended	ended
		Dec	Dec		Dec	Dec
		2020	2019	%Variance	2020	2019	%Variance
Operating review
Gold
Produced - Continuing and discontinued operations	- oz (000)	1,578	1,727	(9)	3,047	3,281	(7)
Sold - Continuing and discontinued operations	- oz (000)	1,567	1,691	(7)	3,082	3,268	(6)
Financial review
Continuing and discontinued operations
Price received	- $/oz	1,889	1,469	29	1,768	1,387	27
Total cash costs per ounce	- $/oz	828	762	9	819	776	6
All-in sustaining costs per ounce	- $/oz	1,086	993	9	1,059	998	6
All-in costs per ounce	- $/oz	1,220	1,203	1	1,200	1,162	3
Gold income	- $m	2,579	2,204	17	4,730	3,993	18
Cost of sales	- $m	1,522	1,610	(5)	2,986	3,105	(4)
Total cash costs	- $m	1,238	1,247	(1)	2,352	2,393	(2)
Gross profit	- $m	1,115	646	73	1,792	983	82
Adjusted EBITDA	- $m	1,498	1,033	45	2,593	1,723	50
Capital expenditure	- $m	427	496	(14)	792	814	(3)
Net cash inflow from operating activities	- $m	1,049	704	49	1,654	1,047	58
Free cash flow *	- $m	566	159	256	743	127	485
Headline earnings	- $m	596	259	130	1,000	379	164
	- US cents/share	142	62	129	238	91	162
Continuing operations
Profit (loss) attributable to equity shareholders	- $m	564	234	141	946	364	160
	- US cents/share	135	56	141	225	87	159
Adjusted EBITDA *	- $m	1,434	935	53	2,470	1,580	56
Total borrowings	- $m	2,084	2,204	(5)	2,084	2,204	(5)
Adjusted net debt *	- $m	597	1,581	(62)	597	1,581	(62)
Capital expenditure	- $m	411	466	(12)	757	754	—

∧ Ore Reserve / Annual Production from continuing operations.
* Refer to the Glossary in the Annual financial statements for the year ended 31 December 2019 for definitions.
$ represents US Dollar, unless otherwise stated.		Rounding of figures may result in computational discrepancies.
The information on this page is provided for the AngloGold Ashanti group as a whole, unless otherwise indicated. Following the announcement of the South Africa assets sale, the South African operations are recorded as discontinued operations in the Preliminary Condensed Consolidated Financial Statements. for the year ended 31 December 2020.

Certain information presented in this results announcement constitutes pro forma financial information. This information is the responsibility of the Company’s board of directors and is presented for illustrative purposes only. Because of its nature the pro forma financial information may not fairly present the Company’s financial information, changes in equity and results of operations or cash flows. This information has not been reviewed or audited or otherwise reported on by Ernst & Young Inc.

Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.122 for the year ended 31 December 2020 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	705
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	564
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	416,890,087
AngloGold Ashanti's tax reference number	9640006608

In compliance with the requirements of Strate, given the Company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2021
Declaration date	Monday, 22 February
Currency conversion date for Australian dollars and Ghanaian cedis	Monday, 8 March
Last date to trade ordinary shares cum dividend	Tuesday, 9 March
Last date to register transfer of certificated securities cum dividend	Wednesday, 10 March
Ordinary shares trade ex-dividend	Wednesday, 10 March
Record date	Friday, 12 March
Payment date	Friday, 26 March

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 10 March 2021 and Friday, 12 March 2021, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Monday, 8 March 2021 and Friday, 12 March 2021, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2021
Last date to trade ordinary shares cum dividend	Wednesday, 10 March
Last date to register transfer of certificated securities cum dividend	Wednesday, 10 March
Ordinary shares trade ex-dividend	Thursday, 11 March
Record date	Friday, 12 March
Payment date	Friday, 26 March

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2021
Ex dividend on New York Stock Exchange	Thursday, 11 March
Record date	Friday, 12 March
Approximate date of currency conversion	Friday, 26 March
Approximate payment date of dividend	Monday, 5 April

Assuming an exchange rate of R14.70/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to c.48 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share

2021
Last date to trade and to register GhDSs cum dividend	Wednesday, 10 March
GhDSs trade ex-dividend	Wednesday, 10 March
Record date	Friday, 12 March
Approximate payment date of dividend	Friday, 26 March

Assuming an exchange rate of R1/¢0.3973, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to c.2.8009 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

AngloGold Ashanti reported a fivefold increase in its full-year dividend payment and added 6 million ounces of new Ore Reserve, on a gross basis, as it chartered a return to growth in the coming years.

“After several years of rationalising our portfolio, we have a clear and credible path to disciplined, high-return growth,” Interim Chief Executive Officer Christine Ramon said. “We’ve built a solid balance sheet, which allows us to continue self-funding our capital investment, while rewarding shareholders.”

The Company aims to grow annual production from last year’s 3.05 million ounces to between 3.2 million ounces and 3.6 million ounces, by 2025.

This growth will mainly include the ramp-up of the Obuasi mine in Ghana, and incremental improvements from existing assets in the next two years. Beyond that, it will include the addition of new production from Colombia assuming plans for investment are approved by the Board of the Company (the “Board”) later this year.

In fulfilling a strategic objective to improve direct returns to shareholders, the Company’s Board declared a full-year dividend of 705 ZAR cents per share (approximately 48 US cents per share), compared to a dividend of ZAR 165 cents per share (9 US cents per share) in 2019.

RESERVE ADDITIONS

AngloGold Ashanti embarked on a multi-year initiative at the beginning of 2020, to increase investment in ore reserve development and brownfields exploration. In its first year, the programme yielded 6 million ounces of gold – more than replacing depletion from mining and extending the overall reserve life of the Company’s portfolio. These additions included 1.4 million new ounces of Ore Reserve at the Geita Gold Mine in Tanzania, and 1.8 million ounces at Obuasi, in Ghana.

The aim of this investment was to increase the rate of Ore Reserve conversion, extend the reserve lives of its assets, enhance mining flexibility and further improve the knowledge of the ore bodies. This programme was designed to unlock latent value from within the existing portfolio, with incremental investment in sustaining capital. The Company will continue to deliver on this programme in 2021.

AngloGold Ashanti has, since 2013, used surplus cash generated by its mines and the proceeds from the sale of assets in the US, South Africa and Mali, to reduce net debt by more than 80%, to the lowest levels in a decade.

The Company also met guidance for the eighth consecutive year on production and cost.

FINANCIAL AND OPERATING PERFORMANCE

Basic earnings for the period ended 31 December 2020 were $953m, or 227 US cents per share, compared with a $12m loss, or 3 US cents loss per share in 2019.

Headline earnings for the period ended 31 December 2020 were $1,000m, or 238 US cents per share, compared with $379m, or 91 US cents per share in 2019. Earnings benefitted from the higher gold price net of increased profit-related taxes. Free cash flow before growth capital – the metric on which dividends are calculated – increased by 124% to $1,003m in 2020 versus $448m in the prior year.

Production was 3.047Moz at a total cash cost of $819/oz in the twelve months to 31 December 2020, from 3.281Moz at a total cash cost of $776/oz in 2019. The 7% reduction in production was due mainly to the sale of our remaining South African producing assets, the cessation of mining activities at Sadiola and Morila in Mali, and the impact of the COVID-19 pandemic. The Company’s all-in sustaining costs (AISC) came in at $1,059/oz in 2020, compared with $998/oz in 2019. The COVID-19 impact on production in 2020 was estimated at 140koz or 5% and its impact on AISC was estimated at $55/oz or 5%.

The performance for the year was underpinned by a strong year at Geita, whilst steady performances at Kibali, Iduapriem, Siguiri, Sunrise Dam, and AGA Mineração helped offset declines in production at Tropicana, Cerro Vanguardia (CVSA) and Serra Grande. The Obuasi Redevelopment Project continued its ramp-up, delivering a 127,000oz in production despite delays in receiving equipment and in the arrival of skilled personnel, critical to the project as a result of COVID-19 related lockdowns in various jurisdictions during the year.

BALANCE SHEET

The balance sheet continues to improve as stronger cash flows helped with the continued reduction in adjusted net debt. Adjusted net debt for continuing operations declined by 62% to $597m at 31 December 2020, from $1.581bn at 31 December 2019. Adjusted EBITDA for continuing operations increased by 56% year-on-year to $2,470m in 2020, from $1,580m in 2019.

The ratio of adjusted net debt to Adjusted EBITDA for continuing operations at the end of December 2020 was 0.24 times compared with 1.00 times at the end of December 2019, well below the targeted level of 1.0 times through the cycle. This reflects disciplined reduction in debt and robust cash generation from the business.

SAFETY

Regrettably, AngloGold Ashanti recorded six fatalities last year, four at Mponeng in South Africa and two at Obuasi. Last week, on 16 February, we tragically lost another of our colleagues at our Serra Grande Mine in Brazil. We continue to invest considerable resources in understanding the root causes of all accidents - including high potential incidents, or ‘near misses’ - in order to prevent reoccurrences. This year, we expect to implement an updated safety strategy across our business, with particular focus on the critical controls needed to eliminate what we call ‘high consequence, low frequency’ events.

The Company’s response to COVID-19 remains on safely ensuring business continuity as we navigate through the pandemic. We continue to work hand-in-glove with authorities and local communities in each of our operating jurisdictions – providing not only healthcare support where needed, but also assistance in other areas that are experiencing considerable strain from the pandemic.

GUIDANCE AND INDICATIVE OUTLOOK*

Production guidance for the 2021 year is estimated to be between 2.7Moz and 2.9Moz. Total cash costs are estimated to be between $790/oz and $850/oz and AISC between $1,130/oz and $1,230/oz at average exchange rates against the US Dollar of 5.00 (Brazilian Real), 0.72 (Australian Dollar), 98.00 (Argentinian Peso), and 16.95 (South African Rand), with Brent oil at $50/bbl average for the year. Sustaining capital expenditure is anticipated to be between $720m and $820m, including investments in Ore Reserve Development and Exploration ($330m to $380m) and Brazil tailings compliance capital for 2021 ($70m to $80m).

Following the key strategic objectives set out by the Company a year ago, related to streamlining the portfolio and reinvestment in assets with high geological potential, AngloGold Ashanti is pleased to provide detailed two-year guidance, as well as a five-year indicative outlook.

AngloGold Ashanti expects to see an average 2.0% compound annual growth rate (CAGR) in gold production over the next two years relative to 2020 production from continuing operations. The primary driver of production growth is related to Obuasi operating at steady-state, Tropicana reverting to normalised production levels following the reinvestment in its life extension, and AGA Mineração, Siguiri and Sunrise Dam expected to increase production to higher levels.

On a five-year indicative outlook, the Company expects to see an average of 5.0% CAGR in gold production between 2021 and 2025. This is underpinned by the Company’s ten operating assets, as well as the Company potentially moving forward with investments in the Quebradona and Gramalote projects. As a result of these investments, total capital expenditure is expected to increase in 2022 to 2024, before declining. Following the completion of these projects, as well the expected return of sustaining capital to normalised levels following the intensive brownfield investment campaign, the Company is expected to be well positioned to operate at an AISC between $900 - 1,150/oz - in nominal terms - in 2025.

*Production, cost and capital expenditure forecasts include existing assets as well as the Quebradona and Gramalote projects that remain subject to approval, Mineral Resource conversion and high confidence inventory. Cost and capital forecast ranges are expressed in nominal terms. In addition, both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines (excepted as described above) and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets; we, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable. Accordingly, actual results could differ from guidance and/or indicative outlook and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019 and the Risk Factors section in AngloGold Ashanti’s Prospectus Supplement dated 28 September 2020, which have each been filed with the United States Securities and Exchange Commission (SEC). Furthermore, our five-year indicative outlook assumes that AngloGold Ashanti proceeds with the Quebradona and Gramalote projects. However, the Board has not yet made a final decision on those projects and there can be no assurance that they will materialise. A negative decision or other discontinuation of those projects may have a material adverse impact on our indicative outlook.

This short form announcement (the “Announcement”) is the responsibility of the board of directors of the Company, who certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make the information false, misleading or inaccurate, and that all reasonable enquiries to ascertain such facts have been made.

These results have been prepared and published from a regulatory perspective in order to provide the group with flexibility on its liquidity position, in light of the current uncertain global economic environment as a result of the COVID-19 pandemic.

The preliminary condensed consolidated financial statements have been reviewed by Ernst & Young Inc., who expressed an unmodified review conclusion. A copy of the auditor's review report is available for inspection at the Group's registered office, as well as on the Company’s website at www.anglogoldashanti.com.

The details contained in this Announcement are only a summary of the information in the full announcement containing the detailed preliminary year end results and therefore do not contain full details of the Company’s financial position and results of operations or other relevant information about the business for the period under review. Investors and/or shareholders are therefore directed to the full announcement available for viewing via the JSE SENS link, provided below, and available on the Company’s website at www.anglogoldashanti.com. The full announcement may be requested by emailing CompanySecretary@Anglogoldashanti.com or by phoning Fundisa Mgidi on +27 11 637 6763.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2021/jse/isse/anano/FYDec20.pdf

Johannesburg, South Africa
22 February 2021

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite +27 11 637 6388 / +27 83 301 2481                 cnthite@anglogoldashanti.com
General inquiries                             media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080            yrchowthee@anglogoldashanti.com
Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322             fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019 and the Risk Factors section in AngloGold Ashanti’s Prospectus Supplement dated 28 September 2020, which have each been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

December 2020 Published : 22 February 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 22, 2021    By: /s/ L MARWICK_

Name: L Marwick
Title: Executive Vice President – General Counsel & Compliance